October 5, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Attention: Office of Filings, Information & Consumer Services

RE: Global X Funds (“Trust”) – Fidelity Bond – (Bond No. 6214354)
Ladies and Gentlemen:

Global X Funds (the “Trust”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Fund’s fidelity bond for the 2016-2017 year:

1. A copy of the bond coverage for the Trust (the “Bond”) (attached as Exhibit 1).

2.
A copy of the Board meeting resolutions, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Trust (attached as Exhibit 2).

3.	A copy of a Joint Insured Agreement, by and between each series of the Trust, meeting the requirements of Rule 17g-1 paragraph (attached as Exhibit 3).

4. A statement showing the amount of the Bond (attached as Exhibit 4).

5. The premium for the Bond has been paid through October 10, 2017.

No fee is required in connection with this filing. If you have any questions relating to this filing, please do not hesitate to contact me at (704) 806-2387.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel